UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Profound Medical Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

74319B502
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74319B502	13G	Page 2 of 8

1.	Names Of Reporting Persons GAGNON SECURITIES LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization DELAWARE LIMITED LIABILITY COMPANY
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		1,888,296
	7.	sole dispositive power		0
	8.	shared dispositive power		2,095,491
9.	aggregate amount beneficially owned by each reporting person			2,095,491
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			10.0%
12.	type of reporting person (See Instructions)			IA, BD

CUSIP No. 74319B502	13G	Page 3 of 8

1.	Names Of Reporting Persons GAGNON ADVISORS, LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization DELAWARE LIMITED LIABILITY COMPANY
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		648,465
	7.	sole dispositive power		0
	8.	shared dispositive power		648,465
9.	aggregate amount beneficially owned by each reporting person			648,465
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			3.1%
12.	type of reporting person (See Instructions)			IA

CUSIP No. 74319B502	13G	Page 4 of 8

1.	Names Of Reporting Persons NEIL GAGNON

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization USA
number of shares beneficially owned by each reporting person with:	5.	sole voting power		238,782
	6.	shared voting power		2,681,287
	7.	sole dispositive power		238,782
	8.	shared dispositive power		2,898,046
9.	aggregate amount beneficially owned by each reporting person			3,136,828
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			15.0%
12.	type of reporting person (See Instructions)			IN

CUSIP No. 74319B502	13G	Page 5 of 8
Item 1.

(a)	Name of Issuer:	Profound Medical Corp.

(b)	Address of Issuer’s Principal	2400 Skymark Avenue, Unit 6
	Executive Offices:	Mississauga, Ontario L4W 5K5

Item 2.

(a)	Name of Person Filing:

Neil Gagnon has sole voting and dispositive power over 238,782 shares of the Issuer’s Common Shares (the “Common Shares”). In addition, Mr. Gagnon has shared voting power over 2,681,287 Common Shares and shared dispositive power over 2,898,046 Common Shares.

Mr. Gagnon is the managing member and principal owner of Gagnon Securities LLC (“GS”), an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the “Accounts”) to which it furnishes investment advice. GS and Mr. Gagnon may be deemed to share voting power with respect to 1,888,296 Common Shares held in the Accounts and dispositive power with respect to 2,095,491 Common Shares held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

Mr. Gagnon is also the Chief Executive Officer of Gagnon Advisors, LLC (“Gagnon Advisors”), an investment adviser registered with the SEC under the Advisers Act. Mr. Gagnon and Gagnon Advisors, in its role as investment manager to Gagnon Investment Associates, LLC (“GIA”), a private investment fund, may be deemed to share voting and dispositive power with respect to the 648,465 Common Shares held by GIA. Gagnon Advisors and Mr. Gagnon expressly disclaim beneficial ownership of all securities held by GIA.

(b)	Address of Principal Business Office	1370 Ave. of the Americas, 24th Floor
	or, if none, Residence:	New York, NY 10019

(c)	Citizenship:	Gagnon Securities LLC	Delaware limited liability company
		Gagnon Advisors, LLC	Delaware limited liability company
		Neil Gagnon	USA

(d)	Title of Class of Securities:	Common Shares

(e)	CUSIP Number:	74319B502

CUSIP No. 74319B502	13G	Page 6 of 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 74319B502	13G	Page 7 of 8
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Gagnon Securities LLC	2,095,491
		Gagnon Advisors, LLC	648,465
		Neil Gagnon	3,136,828

(b)	Percent of class:	Gagnon Securities LLC	10.0%
		Gagnon Advisors, LLC	3.1%
		Neil Gagnon	15.0%

Calculation of percentage of beneficial ownership is based on 20,876,027 Common Shares outstanding as of November 3, 2022, based on the Issuer’s Form 6-K dated and filed with the SEC on November 3, 2022, plus warrants to purchase shares of Common Stock held by the Reporting Persons.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	Gagnon Securities LLC	0
		Gagnon Advisors, LLC	0
		Neil Gagnon	238,782

(ii)	Shared power to vote or to direct the vote:	Gagnon Securities LLC	1,888,296
		Gagnon Advisors, LLC	648,465
		Neil Gagnon	2,681,287

(iii)	Sole power to dispose or to direct the disposition of:	Gagnon Securities LLC	0
		Gagnon Advisors, LLC	0
		Neil Gagnon	238,782

(iv)	Shared power to dispose or to direct the disposition of:	Gagnon Securities LLC	2,095,491
		Gagnon Advisors, LLC	648,465
		Neil Gagnon	2,898,046
Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Person disclaims beneficial ownership of all such securities.

Items 7 – 9.	Not Applicable.

CUSIP No. 74319B502	13G	Page 8 of 8

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

NEIL GAGNON

/s/ Neil Gagnon

GAGNON SECURITIES LLC

/s/ Neil Gagnon
Name: Neil Gagnon
Title: Managing Member

GAGNON ADVISORS, LLC

/s/ Neil Gagnon
Name: Neil Gagnon
Title: Chief Executive Officer